

02007538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48790



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bristol Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Floor 17, 300 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan P. Donenfeld — (212) 572 6306
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David H. Grumer, C.P.A.
(Name — *if individual, state last, first, middle name*)

Floor 26, One Battery Park Plaza	New York	New York	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Alan P. Donenfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bristol Investment Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



Signature

President

Title



LAURA DYCKSON
Notary Public State of New York
No. 4775566
Qualified in Suffolk County
Commission Expires April 30,

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bristol Investment Group, Inc.

Statement of Financial Condition and Independent Auditor's Report

December 31, 2001

DAVID H. GRUMER
Certified Public Accountant
FLOOR 26
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

(212) 354-1770 (212) 809-5380
FAX (212) 809-5379

Independent auditor's report

The Shareholder
Bristol Investment Group, Inc.
New York, New York

I have audited the statement of financial condition of Bristol Investment Group, Inc., as of December 31, 2001. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bristol Investment Group, Inc., as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 14, 2002



Bristol Investment Group, Inc.

Statement of Financial Condition

December 31, 2000

Assets

Cash and cash equivalents	$ 49,695
Due from shareholder	35,775
Other assets	16,394
Computer equipment at cost, net of accumulated depreciation of $5,023	8,201
Total assets	$110,065

Liabilities and Shareholder's Equity

Liabilities	
Loan payable	$ 22,629
Taxes payable	680
Accounts payable and accrued expenses	15,380
Total liabilities	38,689
Commitments	
Shareholder's equity	71,376
Total liabilities and shareholder's equity	$110,065

The accompanying notes are an integral part of this statement of financial condition.

Bristol Investment Group, Inc.

Notes to the statement of financial condition

December 31, 2001

Note 1. Organization and net capital

Bristol Investment Group, Inc. (the "Company") was incorporated in 1995 in the state of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc.

The Company acts as agent in the private placements of securities and provides consulting services. During the year ended December 31, 2001, the Company's fee income was derived from three consulting service agreements.

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires that the Company maintain minimum net capital, as defined, of $5,000 or one-fifteenth of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company's net capital exceeded this requirement by approximately $5,900.

Note 2. Significant accounting policies

Private placement fees are recorded at the time the private placement is completed.

Computer equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Related party transactions

Due from shareholder represents a loan made to the shareholder. This loan is due on demand and bears interest at the rate of 12% per annum.

The Company has a service agreement with Bristol Capital Management, Inc. ("BCM"), an affiliate of the shareholder. The agreement may be terminated by either party upon five days notice.

Note 4. Commitments

The Company also has an office service agreement (the "Agreement") whereby it leases office space, administrative services and telephone equipment. This Agreement has a base monthly charge of approximately $6,400. The agreement may be canceled by either party upon three months notification. A security deposit, amounting to $5,400, has been paid to the owner of the facility. The deposit is included in other assets.

Note 5. Loan payable

The Company has borrowed money under a line of credit at its commercial bank. At December 31, 2001, the outstanding balance was $22,629. The terms of the loan require monthly minimum payments of interest and principal of approximately 3% of the prior month's outstanding balance.

The rate of interest at December 31, 2001, is 10.75% per annum.

Note 6. Income taxes

The Company files its tax returns on a cash basis. A summary of the Company's net operating losses for federal income tax purposes is the following:

Amount	Expiring
$23,000	2020
57,000	2021

A 100% valuation allowance of approximately $36,000 has been established to reserve for the deferred tax asset arising from the net operating loss since there is no assurance that the benefit will be realized in the future.